Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1009999-276731
Date:	February 9, 2023

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Body and Mind Inc. Form 10-K for the fiscal year ended July 31, 2022 Filed January 17, 2023 File No. 0-55940 Response Letter to SEC Comment on February 6, 2023

We are counsel for and write on behalf of Body and Mind Inc. (the “Company”) in response to the Staff’s letter of February 6, 2023 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended July 31, 2022 (the “2022 10-K”).

On behalf of the Company, we provide below the Company’s response to the comment made in the Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Form 10-K for the fiscal year ended July 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.

In the second sentence of the first paragraph, your auditor does not indicate whether they had also audited the financial position as of July 31, 2021.  Please confirm, if true, that they had as of the report date.  Please ensure that the audit reports included in your future filings make the appropriate disclosures in this regard.

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February 6, 2023 Page 2

Company Response:

We confirm, on behalf of the Company, that the Company’s auditor has audited the Company’s financial position as of July 31, 2021 as of the report date of January 17, 2023.  In addition, we confirm, on behalf of the Company, that the Company will ensure that the auditor reports included in the Company’s future filings make the appropriate disclosures in this regard.

On behalf of the Company we sincerely hope and trust that the foregoing is satisfactory in this matter and responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Michael Mills

*Law Corporation